Exhibit 99.1

PRECISION DRILLING CORPORATION

First Quarter Report for the three months ended March 31, 2022 and 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS

This report contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this report. This report contains references to certain Financial Measures and Ratios, including Adjusted EBITDA (earnings before income taxes, gain on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization), Funds Provided by (Used in) Operations, Net Capital Spending and Working Capital. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies, see “Financial Measures and Ratios” later in this report.

Precision Drilling announces 2022 first quarter financial results:

•	Revenue of $351 million, an increase of 49% compared with the first quarter of 2021, supported by U.S. and Canadian drilling activity growth of 56% and 48%, respectively.
•	Day rates increased in the U.S. and Canada by 10% and 15%, respectively, as compared with the first quarter of 2021.
•	Strengthened our contract book with year-to-date additions of 27 term contracts.
•	Awarded five-year contract extensions for all three active rigs in the Kingdom of Saudi Arabia.
•	Achieved a record number of total paid AlphaAutomationTM, AlphaAppsTM and AlphaAnalyticsTM days during the quarter, eclipsing the previous mark by more than 7%.
•	Deployed our second EverGreenTM Battery Energy Storage System with four additional deployments scheduled in 2022.
•	Adjusted EBITDA (see “FINANCIAL MEASURES AND RATIOS”) of $37 million which included share-based compensation charges of $48 million resulting primarily from our 107% increase in share price from the end of 2021.
•	Net loss of $44 million or $3.25 per share compared with a net loss of $36 million or $2.70 per share in 2021.
•	Cash used in operations of $65 million and generated $30 million of funds from operations (see “FINANCIAL MEASURES AND RATIOS”).
•	Ended the quarter with more than $430 million of available liquidity.
•	Increased our capital spending plan to $125 million in response to higher demand and customer contracted rig upgrades.

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SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	For the three months ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2022	2021	% Change
Revenue	351,339	236,473	48.6
Adjusted EBITDA(1)	36,855	54,539	(32.4)
Net loss	(43,844)	(36,106)	21.4
Cash provided by (used in) operations	(65,294)	15,422	(523.4)
Funds provided by operations(1)	29,955	43,430	(31.0)

Cash used in investing activities	30,343	9,914	206.1
Capital spending by spend category(1)
Expansion and upgrade	9,615	3,437	179.7
Maintenance and infrastructure	26,787	4,999	435.8
Proceeds on sale	(2,847)	(3,324)	(14.4)
Net capital spending(1)	33,555	5,112	556.4

Net loss per share:
Basic	(3.25)	(2.70)	20.5
Diluted	(3.25)	(2.70)	20.5
(1)	See “FINANCIAL MEASURES AND RATIOS.”

Operating Highlights

	For the three months ended March 31,
	2022	2021	% Change
Contract drilling rig fleet	227	227	-
Drilling rig utilization days:
U.S.	4,590	2,951	55.5
Canada	5,653	3,818	48.1
International	540	540	-
Revenue per utilization day:
U.S. (US$)	24,299	22,133	9.8
Canada (Cdn$)	24,263	21,131	14.8
International (US$)	50,235	52,744	(4.8)
Operating cost per utilization day:
U.S. (US$)	18,370	15,106	21.6
Canada (Cdn$)	15,398	13,025	18.2

Service rig fleet	123	123	-
Service rig operating hours	38,265	34,903	9.6

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	March 31, 2022	December 31, 2021
Working capital(1)	162,748	81,637
Cash	24,102	40,588
Long-term debt	1,174,462	1,106,794
Total long-term financial liabilities	1,257,447	1,185,858
Total assets	2,692,884	2,661,752
Long-term debt to long-term debt plus equity ratio (1)	0.50	0.47
(1)	See “FINANCIAL MEASURES AND RATIOS.”

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Summary for the three months ended March 31, 2022:

•	Revenue for the first quarter was $351 million, 49% higher than in 2021 and was the result of increased North American drilling and service activity and day rates. Drilling rig utilization days increased by 56% in the U.S. and 48% in Canada and well service activity increased 10% as compared with the first quarter of 2021.
•	Adjusted EBITDA for the quarter was $37 million, $18 million lower than 2021 mainly due to higher share-based compensation charges. Share-based compensation charges for the quarter were $48 million, $37 million higher than in 2021. The increase was primarily due to our higher share price which rose by 107% from the end of 2021. Please refer to “Other Items” later in this report for additional information on our share-based compensation charges.
•	General and administrative expenses this quarter were $56 million, $34 million higher than in 2021 due to higher share-based compensation charges and lower CEWS program assistance.
•	Net finance charges for the quarter were $21 million, $2 million lower than in 2021, primarily due to reduced interest expense from lower debt levels and average cost of borrowings.
•	In the U.S., revenue per utilization day for the quarter increased to US$24,299 compared with US$22,133 in 2021. The increase was primarily the result of higher day rates, AlphaTM activity and turnkey activity. During the first quarter, we recognized revenue from turnkey projects of US$12 million compared with US$5 million in 2021. On a sequential basis, revenue per utilization day, excluding revenue from turnkey drilling increased approximately US$1,200 primarily due to higher day rates and AlphaTM activity. Our first quarter operating costs on a per day basis increased to US$18,370, compared with US$15,106 in 2021 due to higher rig operating expenses, repairs and maintenance and turnkey activity, partially offset by the impact of fixed costs being spread over higher activity. Our higher rig operating expenses in 2022 were primarily attributable to higher field wages and larger crew sizes. During the second and fourth quarters of 2021, we implemented field wage increases. In anticipation of increased activity in 2022, we strategically staffed active rigs with larger crews to ensure we have a sufficient number of crew personnel that are trained and available to meet customer demand. Sequentially, excluding the impact of turnkey activity, our operating costs per day increased approximately US$1,180 due primarily to the strategic use of larger crew sizes.
•	In Canada, average revenue per utilization day for contract drilling for the quarter was $24,263 compared with $21,131 in 2021. Average operating costs per utilization day for the quarter increased to $15,398 compared with $13,025 in 2021. The increase was mainly due to industry-wide wage increases that were enacted in the latter half of 2021 and lower CEWS program assistance.
•	During the quarter, we did not recognize any CEWS program assistance as compared with $9 million in 2021. In 2021, CEWS program assistance was presented as offsets to operating and general and administrative costs of $8 million and $1 million, respectively.
•	We realized first quarter revenue from international contract drilling of US$27 million as compared with US$28 million in 2021. The lower revenue in 2022 was primarily due to lower day rates as average revenue per utilization day for the quarter was US$50,235, 5% lower than 2021 due to the expiration of drilling contracts.
•	For the first quarter, cash used in operations was $65 million compared with cash provided by operations of $15 million in 2021. We generated $30 million of funds from operations during the quarter as compared with $43 million in 2021. Our increased activity, higher share-based compensation and debt interest payments contributed to lower cash generation for the current quarter.
•	Capital expenditures were $36 million as compared with $8 million in 2021. Capital spending by spend category (see “FINANCIAL MEASURES AND RATIOS”) included $10 million for expansion and upgrades and $27 million for the maintenance of existing assets and infrastructure.
•	During the first quarter of 2022, we borrowed $80 million on our Senior Credit Facility to meet the seasonal cash demands of our business.
•	We settled a portion our Executive Performance Share Units (PSU) through the issuance of 263,900 common shares and issued an additional 21,370 common shares from the exercise of share options.

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STRATEGY

Precision’s strategic priorities for 2022 are as follows:

1.	Grow revenue through scaling AlphaTM technologies and EverGreenTM suite of environmental solutions across Precision's Super Series rig fleet and further competitive differentiation through ESG initiatives – We exited the quarter with 50 AC Super Triple AlphaTM rigs equipped with our AlphaAutomationTM platform and 16 commercialized AlphaAppsTM. As compared with 2021, our first quarter paid days for AlphaAutomationTM, AlphaAppsTM and AlphaAnalyticsTM increased 76%, 210% and 83%, respectively, from further uptake of customers fully utilizing our suite of AlphaTM technologies. During the quarter, we deployed our second EverGreenTM Battery Energy Storage System (BESS) with three additional contracted deployments scheduled for the second quarter and one in the third quarter. Customer interest in BESS continues to grow and we anticipate additional deployments this year continuing into 2023. We currently have seven active Integrated Power & Emissions Monitoring Systems with three additional systems expected to be deployed later this year. Our monitoring system provides a real-time wellsite Greenhouse Gas (GHG) footprint and insights into the correlation between power demand, fuel consumption and resulting GHG emissions throughout the well construction process. During the quarter, we installed LED lighting at our Nisku Drilling Support Centre (DSC). The project was completed with partial funding coming from the Emissions Reduction Alberta’s ‘Energy Savings for Business’ program and is expected to reduce our Scope 2 emissions at the Nisku DSC by 20%.

2.	Grow free cash flow by maximizing operating leverage as demand for our High Performance, High Value services continues to rebound – In the U.S., we had a first quarter average active rig count of 51, 56% higher than in 2021. In Canada, our first quarter activity peaked at 72 active rigs and averaged 63 active rigs for the quarter, a 48% increase from 2021. Despite industry-wide inflationary pressures, our first quarter daily operating margins (average revenue less operating costs per utilization day) in our North American contract drilling business improved as compared with the fourth quarter of 2021. Our first quarter daily operating margin in the U.S. was $5,929, slightly up from the fourth quarter of 2021 while our Canadian daily operating margin increased 11% to $8,865. Our daily operating margins were secured by our strengthening day rates and disciplined supply chain management. With the tightening of available Super Series rigs, pricing increases are expected to continue in the U.S. and Canada.

3.	Utilize free cash flow to continue strengthening our balance sheet while investing in our people, equipment and returning capital to shareholders – In the first quarter of 2022, cash used in operations was $65 million due primarily to the build-up of working capital from the seasonal cash demands of our business, annual share-based compensation payments and $38 million of interest payments. Our reinvestment into our drilling fleet included $36 million of capital expenditures and we generated $3 million of cash proceeds from the divestiture of non-core assets. During the quarter, we drew $80 million on our Senior Credit Facility to help fund the cash requirements of our business. We expect to repay the majority of our first quarter borrowings by the end of the second quarter and progress further debt reduction by the end of the year with a $75 million debt reduction target and a longer-term goal of Net Debt to Adjusted EBITDA less than 1.5 times. We ended the quarter with a cash balance of $24 million, US$182 million drawn on our US$500 million Senior Credit Facility and over $430 million of available liquidity.

OUTLOOK

The return of global energy demand against the backdrop of a multi-year period of upstream oil and natural gas underinvestment and imposed sanctions on Russian oil exports have resulted in higher commodity prices, providing a promising outlook for the oilfield services industry. At current commodity price levels, we anticipate higher demand for our services and improved fleet utilization as customers seek to maintain production levels and replenish inventories, as drilled but uncompleted wells have been depleted over the past several years.

With the expected rise in North American industry activity in 2022, we anticipate further tightness in the high specification rig market with customers seeking term contracts to secure rigs and ensure fulfilment of their development programs. Accordingly, the tightening of available high specification rigs is expected to drive higher day rates and necessitate customer funded rig upgrades.

Interest in our EverGreenTM suite of environmental solutions continues to gain momentum as customers seek meaningful solutions to achieve their emission reduction targets and improve their well economics. We expect our growing suite of AlphaTM technologies paired with our EverGreenTM suite of environmental solutions to be key competitive differentiators as our predictable and repeatable drilling results deliver exceptional value to our customers by reducing risks, well construction costs and carbon footprint.

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The Government of Canada’s $1.7 billion well site abandonment and rehabilitation program continues to bolster industry activity levels. During the first quarter of 2022, our abandonment activity remained strong, and we expect this to continue through to the end of the program in 2022.

Commodity Prices

During the first quarter of 2022, average West Texas Intermediate and Western Canadian Select oil prices were higher by 63% and 76%, respectively, from the comparative quarter. While average Henry Hub and AECO natural gas prices improved by 67% and 52%, respectively from 2021.

	For the three months ended March 31,		Year ended December 31,
	2022	2021	2021
Average oil and natural gas prices
Oil
West Texas Intermediate (per barrel) (US$)	94.29	57.84	67.91
Western Canadian Select (per barrel) (US$)	79.77	45.35	54.84
Natural gas
United States
Henry Hub (per MMBtu) (US$)	4.57	2.73	3.72
Canada
AECO (per MMBtu) (CDN$)	4.77	3.13	3.64

Contracts

Year-to-date in 2022, we have entered into 27 term contracts. The following chart outlines the average number of drilling rigs under contract by quarter as of April 27, 2022. For those quarters ending after March 31, 2022, this chart represents the minimum number of long-term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional contracts.

	Average for the quarter ended 2021				Average for the quarter ended 2022
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Average rigs under term contract as of April 27, 2022:
U.S.	21	24	22	24	27	28	26	21
Canada	6	6	7	7	6	7	8	7
International	6	6	6	6	6	6	6	5
Total	33	36	35	37	39	41	40	33

The following chart outlines the average number of drilling rigs that we had under contract for 2021 and the average number of rigs we have under contract as of April 27, 2022.

	Average for the year ended
	2021	2022
Average rigs under term contract as of April 27, 2022:
U.S.	23	26
Canada	7	7
International	6	6
Total	36	39

In Canada, term contracted rigs normally generate 250 utilization days per year because of the seasonal nature of well site access. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year.

Drilling Activity

The following chart outlines the average number of drilling rigs that we had working or moving by quarter for the periods noted.

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	Average for the quarter ended 2021				Average for the quarter ended 2022
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31
Average Precision active rig count:
U.S.	33	39	41	45	51
Canada	42	27	51	52	63
International	6	6	6	6	6
Total	81	72	98	103	120

According to industry sources, as of April 27, 2022, the U.S. active land drilling rig count has increased 60% from the same point last year while the Canadian active land drilling rig count has increased by 84%. To date in 2022, approximately 80% of the U.S. industry’s active rigs and 59% of the Canadian industry’s active rigs were drilling for oil targets, compared with 76% for the U.S. and 52% for Canada at the same time last year.

Capital Spending and Free Cash Flow Allocation

During the quarter, we increased our capital spending plan to reflect higher maintenance capital from our increasing activity, strategic purchase of drill pipe and customer funded rig upgrades. Capital spending in 2022 is expected to be $125 million and by spend category includes $72 million for sustaining, infrastructure and intangibles and $53 million for expansion and upgrades. We expect that the $125 million will be split $113 million in the Contract Drilling Services segment, $11 million in the Completion and Production Services segment and $1 million to the Corporate segment. At March 31, 2022, Precision had capital commitments of $135 million with payments expected through 2024.

Our debt reduction plans continue with the goal of repaying over $400 million of debt over the next four years and reaching a sustained Net Debt to Adjusted EBITDA ratio (See “FINANCIAL MEASURES AND RATIOS”) of below 1.5 times. At the end of 2025, we expect to have reduced debt by well over $1 billion since 2018. In addition to our debt reduction target through 2025, we plan to allocate 10% to 20% of free cash flow before debt principal repayments toward the return of capital to shareholders.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: Contract Drilling Services, which includes our drilling rig, oilfield supply and manufacturing divisions; and Completion and Production Services, which includes our service rig, rental and camp and catering divisions.

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2022	2021	% Change
Revenue:
Contract Drilling Services	314,145	204,819	53.4
Completion and Production Services	38,238	32,544	17.5
Inter-segment eliminations	(1,044)	(890)	17.3
	351,339	236,473	48.6
Adjusted EBITDA:(1)
Contract Drilling Services	71,174	60,031	18.6
Completion and Production Services	6,539	7,802	(16.2)
Corporate and Other	(40,858)	(13,294)	207.3
	36,855	54,539	(32.4)
(1)	See “FINANCIAL MEASURES AND RATIOS.”

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	For the three months ended March 31,
(Stated in thousands of Canadian dollars, except where noted)	2022	2021	% Change
Revenue	314,145	204,819	53.4
Expenses:
Operating	230,051	138,121	66.6
General and administrative	12,920	6,667	93.8
Adjusted EBITDA(1)	71,174	60,031	18.6
Adjusted EBITDA as a percentage of revenue(1)	22.7%	29.3%
(1)	See “FINANCIAL MEASURES AND RATIOS.”

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United States onshore drilling statistics:(1)	2022		2021
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	51	603	33	378
(1)	United States lower 48 operations only.
(2)	Baker Hughes rig counts.

Canadian onshore drilling statistics:(1)	2022		2021
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	63	205	42	145
(1)	Canadian operations only.
(2)	Baker Hughes rig counts.

Revenue from Contract Drilling Services was $314 million this quarter, 53% higher than 2021, while Adjusted EBITDA increased by 19% to $71 million. The increase in revenue and Adjusted EBITDA was primarily due to higher North American activity and day rates. Additionally, our Adjusted EBITDA for the quarter was negatively impacted by lower CEWS program assistance.

Drilling rig utilization days (drilling days plus move days) in the U.S. were 4,590, 56% higher than 2021. Drilling rig utilization days in Canada were 5,653 during the first quarter of 2022, 48% higher than 2021. The increase in utilization days in both the U.S. and Canada was consistent with higher industry activity. Drilling rig utilization days in our international business were 540, consistent with 2021.

Our first quarter revenue per utilization day in the U.S. increased 10% from the comparable quarter. The increase was primarily the result of higher day rates, AlphaTM activity and turnkey activity. During the first quarter, we recognized revenue from turnkey projects of US$12 million compared with US$5 million in 2021. Compared with the same quarter in 2021, drilling rig revenue per utilization day in Canada increased 15% due to higher day rates. Our international revenue per utilization day for the quarter was 5% lower than 2021, primarily due to the expiration of drilling contracts.

In the U.S., 49% of utilization days were generated from rigs under term contract as compared with 56% in the first quarter of 2021. In Canada, 10% of our utilization days in the quarter were generated from rigs under term contract, compared with 11% in 2021.

In the U.S., operating costs for the quarter on a per day basis were higher by 22% compared with the prior year period primarily due to higher rig operating expenses, repairs and maintenance and turnkey activity, partially offset by the impact of fixed costs being spread over higher activity. Our higher rig operating expenses in 2022 were primarily attributable to higher field wages and larger crew sizes. During the second and fourth quarters of 2021, we implemented field wage increases. In anticipation of increased activity in 2022, we strategically staffed active rigs with larger crews to ensure we have a sufficient number of crew personnel that are trained and available to meet customer demand. On a per utilization day basis, operating costs in Canada were 18% higher than the 2021 quarter, mainly due to industry-wide wage increases and lower CEWS program assistance.

Our general and administrative expense increased by 94% as compared with the first quarter of 2021. The higher expense for the quarter pertains to higher share-based compensation charges and lower CEWS program assistance.

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SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	For the three months ended March 31,
(Stated in thousands of Canadian dollars, except where noted)	2022	2021	% Change
Revenue	38,238	32,544	17.5
Expenses:
Operating	29,967	23,390	28.1
General and administrative	1,732	1,352	28.1
Adjusted EBITDA(1)	6,539	7,802	(16.2)
Adjusted EBITDA as a percentage of revenue(1)	17.1%	24.0%
Well servicing statistics:
Number of service rigs (end of period)	123	123	-
Service rig operating hours	38,265	34,903	9.6
Service rig operating hour utilization	46%	32%
(1)	See “FINANCIAL MEASURES AND RATIOS.”

Completion and Production Services revenue for the first quarter of 2022 increased to $38 million as compared with $33 million in 2021. The higher revenue was primarily due to increased average service rates and activity, partially offset by lower camp activity. Our first quarter service rig operating hours increased by 10% from 2021.

During the quarter, Completion and Production Services generated 11% of its revenue from U.S. operations compared with 10% in the comparative period.

Operating costs as a percentage of revenue increased to 78% as compared with 72% in the comparative quarter. The higher percentage in 2022 was primarily the result of lower CEWS program assistance. In the first quarter of 2022, we received CEWS program assistance of nil as compared with $2 million in 2021.

As compared to 2021, our first quarter general and administrative expense increased by 28% and was primarily due to lower CEWS program assistance.

Our first quarter Adjusted EBITDA decreased by $1 million as compared with 2021 primarily from lower camp activity and CEWS program assistance, partially offset by increased average hourly service rates and activity.

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA of $41 million as compared with $13 million in the first quarter of 2021. Our Adjusted EBITDA was negatively impacted by higher share-based compensation costs from our increased share price and lower CEWS program assistance. During the quarter, we did not recognize any CEWS program assistance as compared with $1 million in 2021.

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers, and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2021 Annual Report.

A summary of amounts expensed under these plans during the reporting periods are as follows:

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2022	2021
Cash settled share-based incentive plans	47,211	9,868
Equity settled share-based incentive plans:
Executive PSU	407	773
Share option plan	20	131
Total share-based incentive compensation plan expense	47,638	10,772

Allocated:
Operating	10,920	2,264
General and Administrative	36,718	8,508
	47,638	10,772

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Cash settled share-based compensation expense for the quarter was $47 million as compared with $10 million in 2021. The higher expense in 2022 was primarily due to the strengthening of our share price which increased by 107% over the first quarter. Our equity settled share-based compensation expense for the first quarter of 2022 decreased to $0.4 million as our Executive PSUs and share options fully vested early in the quarter.

As of March 31, 2021, the majority of our share-based compensation plans were classified as cash-settled and will be impacted by changes in our share price. Although accounted for as cash-settled, Precision retains the ability to settle certain vested units in common shares at its discretion.

Finance Charges

First quarter net finance charges were $21 million as compared with $22 million in 2021. Our lower finance charges were primarily due to reduced interest expense from lower debt levels and average cost of borrowings. Interest charges on our U.S. denominated long-term debt in the first quarter were US$15 million ($19 million) as compared with US$16 million ($20 million) in 2021.

Income Tax

Income tax expense for the quarter was $1 million as compared with a income tax recovery of $2 million in 2021. During the first quarter, we did not recognize deferred tax assets on certain Canadian and international operating losses.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. To manage this, we focus on maintaining a strong balance sheet so we have the financial flexibility to manage our growth and cash flow regardless of where we are in the business cycle. We maintain a variable operating cost structure so we can be responsive to changes in demand.

Our maintenance capital expenditures are tightly governed and highly responsive to activity levels with additional cost savings leverage provided through our internal manufacturing and supply divisions. Term contracts on expansion capital for new-build and upgrade rig programs provide more certainty of future revenues and return on our capital investments.

Liquidity

Amount	Availability	Used for	Maturity
Senior credit facility (secured)
US$500 million[1] (extendible, revolving term credit facility with US$300 million accordion feature)	US$182 million drawn and US$32 million in outstanding letters of credit	General corporate purposes	June 18, 2025[1]
Real estate credit facilities (secured)
US$10 million	Fully drawn	General corporate purposes	November 19, 2025
$19 million	Fully drawn	General corporate purposes	March 16, 2026
Operating facilities (secured)
$40 million	Undrawn, except $7 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short-term working capital requirements
Demand letter of credit facility (secured)
US$30 million	Undrawn, except US$2 million in outstanding letters of credit	Letters of credit
Unsecured senior notes (unsecured)
US$348 million – 7.125%	Fully drawn	Debt redemption and repurchases	January 15, 2026
US$400 million – 6.875%	Fully drawn	Debt redemption and repurchases	January 15, 2029
(1)	US$53 million expires on November 21, 2023.

At March 31, 2022, we had $1,193 million outstanding under our Senior Credit Facility, Real Estate Credit Facilities and unsecured senior notes as compared with $1,126 million at December 31, 2021.

The current blended cash interest cost of our debt is approximately 6.3%.

Senior Credit Facility

The Senior Credit Facility requires we comply with certain covenants including a leverage ratio of consolidated senior debt to consolidated Covenant EBITDA (see “NON-GAAP MEASURES”) of less than 2.5:1. For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

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On June 18, 2021, we agreed with the lenders of our Senior Credit Facility to extend the facility’s maturity date and extend and amend certain financial covenants during the Covenant Relief Period. The maturity date of the Senior Credit Facility was extended to June 18, 2025; however, US$53 million of the US$500 million will expire on November 21, 2023.

The lenders agreed to extend the Covenant Relief Period to September 30, 2022 and amend the consolidated Covenant EBITDA to consolidated interest coverage ratio for the most recent four consecutive quarters to be greater than or equal to 2.0:1 for the period ending March 31, 2022, 2.25:1 for the periods ending June 30, 2022 and September 30, 2022 and 2.5:1 for periods ending thereafter. During the Covenant Relief Period, our distributions in the form of dividends, distributions and share repurchases are restricted to a maximum of US$25 million in 2022, subject to a pro forma senior net leverage ratio (as defined in the credit agreement) of less than or equal to 1.75:1. We also have the option to voluntarily terminate the Covenant Relief Period prior September 30, 2022.

The Senior Credit Facility limits the redemption and repurchase of junior debt subject to a pro forma senior net leverage covenant test of less than or equal to 1.75:1.

Unsecured Senior Notes

The unsecured senior notes require that we comply with certain restrictive and financial covenants including an incurrence based consolidated interest coverage ratio test of consolidated cash flow, as defined in the senior note agreements, to consolidated interest expense of greater than 2.0:1 for the most recent four consecutive fiscal quarters. In the event our consolidated interest coverage ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters, the unsecured senior notes restrict our ability to incur additional indebtedness.

For further information, please see the unsecured senior note indentures which are available on SEDAR and EDGAR.

Covenants

At March 31, 2022, we were in compliance with the covenants of our Senior Credit Facility and Real Estate Credit Facilities.

	Covenant	At March 31, 2022
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	< 2.50	1.11
Consolidated covenant EBITDA to consolidated interest expense	> 2.00	2.73
Real Estate Credit Facilities
Consolidated covenant EBITDA to consolidated interest expense	> 2.00	2.73

(1) For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

Impact of foreign exchange rates

The following table summarizes the average and closing Canada-U.S. foreign exchanges rates.

	For the three months ended March 31,		At December 31,
	2022	2021	2021
Canada-U.S. foreign exchange rates
Average	1.27	1.27	—
Closing	1.25	1.26	1.26

Hedge of investments in foreign operations

We utilize foreign currency long-term debt to hedge our exposure to changes in the carrying values of our net investment in certain foreign operations as a result of changes in foreign exchange rates.

We have designated our U.S. dollar denominated long-term debt as a net investment hedge in our U.S. operations and other foreign operations that have a U.S. dollar functional currency. To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis. We recognize the effective amount of this hedge (net of tax) in other comprehensive income. We recognize ineffective amounts (if any) in net earnings (loss).

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QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per share amounts)	2021			2022
Quarters ended	June 30	September 30	December 31	March 31
Revenue	201,359	253,813	295,202	351,339
Adjusted EBITDA(1)	28,944	45,408	63,881	36,855
Net loss	(75,912)	(38,032)	(27,336)	(43,844)
Net loss per basic and diluted share	(5.71)	(2.86)	(2.05)	(3.25)
Funds provided by operations(1)	12,607	33,525	62,681	29,955
Cash provided by (used in) operations	42,219	21,871	59,713	(65,294)

(Stated in thousands of Canadian dollars, except per share amounts)	2020			2021
Quarters ended	June 30	September 30	December 31	March 31
Revenue	189,759	164,822	201,688	236,473
Adjusted EBITDA(1)	58,465	47,771	55,263	54,539
Net loss	(48,867)	(28,476)	(37,518)	(36,106)
Net loss per basic and diluted share	(3.56)	(2.08)	(2.74)	(2.70)
Funds provided by operations(1)	26,639	27,489	35,282	43,430
Cash provided by operations	104,478	41,950	4,737	15,422
(1)	See “FINANCIAL MEASURES AND RATIOS.”

CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

Because of the nature of our business, we are required to make judgements and estimates in preparing our Condensed Consolidated Interim Financial Statements that could materially affect the amounts recognized. Our judgements and estimates are based on our past experiences and assumptions we believe are reasonable in the circumstances. The critical judgements and estimates used in preparing the Condensed Consolidated Interim Financial Statements are described in our 2021 Annual Report.

EVALUATION OF CONTROLS AND PROCEDURES

Based on their evaluation as at March 31, 2022, Precision’s Chief Executive Officer and Chief Financial Officer concluded that the Corporation’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the Corporation in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at March 31, 2022, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three months ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting. Management will continue to periodically evaluate the Corporation’s disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

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FINANCIAL MEASURES AND RATIOS

Non-GAAP Financial Measures

We reference certain additional Non-Generally Accepted Accounting Principles (Non-GAAP) measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA

We believe Adjusted EBITDA (earnings before income taxes, gain on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization), as reported in our Condensed Interim Consolidated Statements of Net Loss and our reportable operating segment disclosures, is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

The most directly comparable financial measure is net earnings (loss).

Funds Provided by (Used in) Operations

We believe funds provided by (used in) operations, as reported in our Condensed Interim Consolidated Statements of Cash Flows, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital changes, which is primarily made up of highly liquid balances.

The most directly comparable financial measure is cash provided by (used in) operations.

Net Capital Spending

We believe net capital spending is a useful measure as it provides an indication of our primary investment activities.

The most directly comparable financial measure is cash provided by (used in) investing activities.

Net capital spending is calculated as follows:

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2022	2021
Capital spending by spend category
Expansion and upgrade	9,615	3,437
Maintenance and infrastructure	26,787	4,999
	36,402	8,436
Proceeds on sale of property, plant and equipment	(2,847)	(3,324)
Net capital spending	33,555	5,112
Changes in non-cash working capital balances	(3,212)	4,802
Cash used in investing activities	30,343	9,914

Working Capital	We define working capital as current assets less current liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position. Working capital is calculated as follows:

	At March 31,	At December 31,
(Stated in thousands of Canadian dollars)	2022	2021
Current assets	392,943	319,757
Current liabilities	230,195	238,120
Working capital	162,748	81,637

Non-GAAP Ratios
We reference certain additional Non-GAAP ratios that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Adjusted EBITDA % of Revenue

We believe Adjusted EBITDA as a percentage of consolidated revenue, as reported in our Condensed Interim Consolidated Statements of Net Loss, provides an indication of our profitability from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Long-term debt to long-term debt plus equity

We believe that long-term debt (as reported in our Condensed Interim Consolidated Statements of Financial Position) to long-term debt plus equity (total shareholders’ equity as reported in our Condensed Interim Consolidated Statements of Financial Position) provides an indication to our debt leverage.

Net Debt to Adjusted EBITDA

We believe that the Net Debt (long-term debt less cash, as reported in our Condensed Interim Consolidated Statements of Financial Position) to Adjusted EBITDA ratio provides an indication to the number of years it would take for us to repay our debt obligations.

Supplementary Financial Measures
We reference certain supplementary financial measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Capital Spending by Spend Category	We provide additional disclosure to better depict the nature of our capital spending. Our capital spending is categorized as expansion and upgrade, maintenance and infrastructure, or intangibles.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:

•	our strategic priorities for 2022;
•	our capital expenditures, free cash flow allocation and debt reduction plan for 2022;
•	anticipated activity levels in 2022;
•	anticipated demand for our drilling rigs;
•	the average number of term contracts in place for 2022;
•	customer adoption of AlphaTM technologies and EverGreenTM suite of environmental solutions;
•	potential commercial opportunities and rig contract renewals; and
•	our future debt reduction plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

•	the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets;
•	the success of our response to the COVID-19 global pandemic;
•	the status of current negotiations with our customers and vendors;
•	customer focus on safety performance;
•	existing term contracts are neither renewed nor terminated prematurely;
•	our ability to deliver rigs to customers on a timely basis; and
•	the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

•	volatility in the price and demand for oil and natural gas;
•	fluctuations in the level of oil and natural gas exploration and development activities;
•	fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
•	our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
•	the success of vaccinations for COVID-19 worldwide;
•	changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
•	shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
•	liquidity of the capital markets to fund customer drilling programs;
•	availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
•	the impact of weather and seasonal conditions on operations and facilities;
•	competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services;
•	ability to improve our rig technology to improve drilling efficiency;
•	general economic, market or business conditions;
•	the availability of qualified personnel and management;
•	a decline in our safety performance which could result in lower demand for our services;
•	changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas;
•	terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
•	fluctuations in foreign exchange, interest rates and tax rates; and
•	other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2021, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this report are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

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